SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Passenger traffic increases by 12.2% in July with Yield of close to 21.00 cents (R$)

Load factor reaches 68.9% in the first month of the second half, a new demand record for the period

São Paulo, August 3, 2010 – GOL Linhas Aéreas Inteligentes S.A (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody’s: Ba3), the largest low-cost and low-fare airline in Latin America, recorded its highest July demand figure since it began operations in 2001, while the international load factor reached its highest level since the acquisition of VRG.

Demand

In July 2010, demand on GOL’s route network moved up by 12.2% year-on-year and by 22.7% over the previous month.

In line with the continuing upward trend, demand on the domestic market grew by 5.4% over July 2009 and 19.6% over June 2010, chiefly due to: (i) the combined effect of the improved economic scenario in Brazil and South America; (ii) the seasonally favorable period for the industry thanks to the school vacations in July; (iii) dynamic management of the new fare categories, which expanded the range of alternatives and benefited leisure travelers, while at the same time focusing on strengthening yields; (iv) increased productivity, with an aircraft utilization rate of around 13 block hours per day, versus around 12 block hours in July 2009; (v) GOL’s competitive advantages, with the most regular and frequent flights between Brazil’s major airports; and (vi) the progressively lower cost structure, following the conclusion of the fleet renewal program involving the replacement of existing aircraft with Boeing 737-800/700 NGs.

Operating Data	July 2010*	July 2009*	Var.%(YoY)	June 2010*	Var.%(MoM)
Total System
ASK (mm) (1)	4,059.6	3,490.5	16.3%	3,685.8	10.1%
RPK (mm) (2)	2,798.6	2,495.4	12.2%	2,281.6	22.7%
Load Factor (3)	68.9%	71.5%	-2.6p.p	61.9%	+7.0p.p
Domestic Market
ASK (mm) (1)	3,528.4	3,061.2	15.3%	3,254.9	8.4%
RPK (mm) (2)	2,406.5	2,282.7	5.4%	2,012.7	19.6%
Load Factor (3)	68.2%	74.6%	-6.4p.p	61.8%	+6.4p.p
International Market
ASK (mm) (1)	531.2	429.2	23.8%	430.9	23.3%
RPK (mm) (2)	392.0	212.7	84.4%	268.9	45.8%
Load Factor (3)	73.8%	49.5%	+24.3p.p	62.4%	+11.4p.p

( * ) July 2010 - preliminary figures; July 2009 and June 2010 - figures from the National Civil Aviation Agency (Anac)

Demand on GOL’s international route network increased by a hefty 84.4% over July 2009 and 45.8% over the previous month, primarily due to: (i) the continuous growth of international air traffic in Latin America, especially heavy demand for GOL flights to Argentina, Chile and Uruguay; (ii) the resumption of demand in the Southern Cone region, which had been jeopardized by the impact of the  H1N1 flu outbreak on air traffic in July 2009; (iii) the inauguration of new flights to Aruba, Barbados, Curaçao, Panama, Punta Cana and Saint Maarten, in the Caribbean region; and (iv) the appreciation of the Real over the U.S. Dollar.

Supply

In line with its strategy of adjusting its route network to a scenario of continuous demand growth, especially in regard to expectations for 2H10, GOL recorded year-on-year capacity growth of 16.3% on its total route network in July 2010 (15.3% on the domestic market and 23.8% on the international market), driven by the combined effect of: (i) high productivity, with an aircraft utilization rate of around 13.0 block hours per day, versus close to 12 block hours per day in July 2009; (ii) renewal of the fleet, replacing Boeing 737-300 aircrafts with the larger 737-700/800s; and (iii) the maintenance of a longer average stage-length, thanks to the higher concentration of flights on South-Northeast routes due to their tourist appeal.

Load Factor and Yield

The total load factor came to 68.9% in July 2010 (68.2% on the domestic market and 73.8% on the international market, the highest ratio since the acquisition of VRG), 2.6 p.p down year-on-year, but 7.0 p.p. more than the previous month. The net yield was close to 21.00 cents (R$), around 10% up on July 2009 and 5% higher than June 2010.

The year-on-year decline in the load factor was due to a one-off change in consumer behavior, chiefly due to the World Soccer Cup, which caused many people to put off their flights until later, especially in the leisure segment. However, this was offset by the improved yields.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.